[LETTERHEAD OF OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP]

                                                                  April 24, 2006

BY FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman

           Re: S1 CORPORATION
               PRELIMINARY PROXY STATEMENT FILED ON SCHEDULE 14A
               FILED APRIL 12, 2006 BY STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               FILE NO. 0-24931

               SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12 ON APRIL 6 AND APRIL 17, 2006
               FILE NO. 0-24931

Dear Mr. Shuman:

      We acknowledge receipt of the letter of comment dated April 21, 2006 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with Starboard Value and Opportunity Master Fund Ltd. ("Starboard") and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A. Our responses are numbered to correspond to your comments.

April 24, 2006
Page 2

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

GENERAL

1. Please note that on the afternoon of April 11, 2006, Starboard attempted several times to make the filing using the "PREC 14A" header tag, but its filing was suspended. A member of the EDGAR technical support staff alerted Starboard that since the Company's PREC 14A filing was made earlier that day, an EDGAR software glitch perceives an additional PREC 14A filing, even one by non-management, as an attempt to make a filing that already exists. The EDGAR support staff member therefore advised Starboard to make the filing under the header "PREN 14A" to avoid the perceived error by the software. Please be advised that Starboard will use the appropriate header tag "PREC 14A" for future filings, as requested. Please note that for this amendment filing Starboard will use the header tag "PRRN 14A" to reflect the filing as a revised proxy statement filed by non-management.

2. The disclosure has been revised as requested in response to this comment. See page 2 of Proxy Statement.

3. In the supplemental package sent to Mr. Pressman and Ms. Toton on April 17, 2006, Starboard provided several materials showing support for certain statements of fact and belief set forth in the Proxy Statement, including factual information tending to support the belief of the Ramius Group that the Company is "substantially underperforming." Facts tending to show underperformance of the Company include:

      o     Since January 2, 2002, S1 has lost 77% of its market value;

      o S1 has generated positive net income in only one year of its existence, and it has generated positive free cash flow in only two years of its existence; and

      o In comparison to companies that S1 lists as its primary competitors in its Form10-K, from 2002 to 2005, S1's revenues have declined while each one of its competitors' revenues has increased.

      For  further   factual   information,   please  make   reference   to  the
      supplementary materials provided to Mr. Pressman and Ms. Toton.

      The statements that "the S1 Board has not provided adequate direction to address the Company's key strategic and operational issues..." and that "the Company does not have a coherent strategic plan..." have been deleted. See page 7 of proxy statement.

4. The disclosure has been elaborated with respect to "certain actions" that the Nominees, if elected, plan to implement to "promote corporate democracy" and "pursue a comprehensive operational improvement plan directed at restoring an acceptable level of profitability." See pages 3, 7 and 8 of Proxy Statement.

5. Starboard believes that the periods selected for stock price information are representative and do not inappropriately skew the data because the period reflects the time that the Company began offering its Enterprise suite of software products through the time that the Ramius Group crossed 5% beneficial ownership, collectively, of the Company's stock.

April 24, 2006
Page 3

BACKGROUND TO SOLICITATION

6. The disclosure has been revised as requested in response to this comment. See page 6 of Proxy Statement.

7. The disclosure has been revised as requested in response to this comment. See the revised footnote on page 6 of Proxy Statement.

8. The statement "The Ramius Group believes that these problems stem principally from weaknesses in the Company's organizational structure" and the statement "The Ramius Group also believes that the Company does not have a coherent strategic plan with a well-defined set of operational and strategic priorities, accountabilities, performance expectations and incentives" have been deleted. See page 7 of Proxy Statement.

9. The disclosure relating to "defections of some key employees, including the former Chief Technology Officer, Imad Mouline, who left S1 to join Mr. Ellertson at Gomez, Inc., and former Senior Vice President of Sales, Tim Harvey" has been deleted. See page 7 of Proxy Statement.

10. As noted in Response No. 9 above, the disclosure relating to "defections of some key employees, including the former Chief Technology Officer, Imad Mouline, who left S1 to join Mr. Ellertson at Gomez, Inc., and former Senior Vice President of Sales, Tim Harvey" as a factor causing a decline in operating performance and an undervalued stock price has been deleted. See page 7 of Proxy Statement.

PROPOSAL 4

11. The disclosure has been revised as requested in response to this comment. See page 17 of Proxy Statement.

PROXY AND VOTING PROCEDURES

12. The disclosure has been revised as requested in response to this comment. See page 18 of Proxy Statement.

ABSTENTIONS

13. The disclosure has been revised as requested in response to this comment. See page 19 of Proxy Statement.

DISCRETIONARY VOTING

14. The disclosure has been revised as requested in response to this comment. See page 18 of Proxy Statement.

April 24, 2006
Page 4

PROXY CARD

15. The proxy card has been revised as requested in response to this comment. See the proxy card being filed with the Proxy Statement.

DFAN 14A FILED APRIL 6, 2006

16.   We note your  comment  and  hereby  confirm  that all  future  preliminary
      communications   will  be  accompanied  by  proper   descriptions  of  the
      participants' direct or indirect interests.

                                    * * * * *

      In connection with responding to the Staff's comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

      The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

                                             Very truly yours,


                                             Steven Wolosky

Enclosure

cc: Jeffrey C. Smith
    Owen Littman
    Jared Landaw
    Michael Pressman
    Rebekah Toton
    Anne Nguyen

                                 ACKNOWLEDGMENT

      In connection with responding to the comments of the Staff of the Securities and Exchange Commission ("SEC") relating to the preliminary proxy statement on Schedule 14A (the "Proxy Statement") filed by the undersigned on April 12, 2006, each of the undersigned acknowledges the following:

      o The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, however, no Participant shall have responsibility for the accuracy or completeness of information supplied by another Participant.

      o The Staff's comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

      o The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                         [SIGNATURES ON FOLLOWING PAGE]

Dated: April 24, 2006
                                          RAMIUS MASTER FUND, LTD
STARBOARD VALUE AND                       By: Ramius Advisors, LLC
OPPORTUNITY MASTER FUND LTD.                  its investment manager
                                          By: Ramius Capital Group, L.L.C.
PARCHE, LLC                                   its managing member
By: Admiral Advisors, LLC,
its managing member                       ADMIRAL ADVISORS, LLC
                                          By: Ramius Capital Group, L.L.C.,
RCG AMBROSE MASTER FUND, LTD.                 its managing member
By: Ramius Capital Group, L.L.C.,
    its investment manager                RAMIUS ADVISORS, LLC
By: C4S & Co., L.L.C.,                    By: Ramius Capital Group, L.L.C.,
    its managing member                       its managing member

RCG HALIFAX FUND, LTD.                    RAMIUS CAPITAL GROUP, L.L.C.
By: Ramius Capital Group, L.L.C.,         By: C4S & Co., L.L.C.,
    its investment manager                    as managing member
By: C4S & Co., L.L.C.,
    its managing member                   C4S & CO., L.L.C.


                       By: /s/ Morgan B. Stark
                           -----------------------------
                           Name:  Morgan B. Stark
                           Title: Authorized Signatory


/s/ Morgan B. Stark
-----------------------------------
MORGAN B. STARK

Individually and as attorney-in-fact for Peter A.
Cohen, Jeffrey M. Solomon and Thomas W. Strauss


BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC,
    its general partner


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Managing Member


/s/ James A. Mitarotonda
-----------------------------------
James A. Mitarotonda


BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: President

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC,
    its general partner


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory


BARINGTON COMPANIES ADVISORS, LLC


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory


BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp.,
    its general partner


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer


LNA CAPITAL CORP.


By: /s/ James A. Mitarotonda
    -------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer

ARCADIA PARTNERS, L.P.
By: Arcadia Capital Management, LLC,
    its general partner


By: /s/ Richard Rofe
    -------------------------------
Name:  Richard Rofe
Title: Sole Member


ARCADIA CAPITAL MANAGEMENT, LLC


By: /s/ Richard Rofe
    -------------------------------
Name:  Richard Rofe
Title: Sole Member


/s/ Richard Rofe
-----------------------------------
Richard Rofe


/s/ Jeffrey D. Glidden
-----------------------------------
Jeffrey D. Glidden


/s/ Jeffrey C. Smith
-----------------------------------
Jeffrey C. Smith


/s/ William J. Fox
-----------------------------------
William J. Fox


/s/ Edward Terino
-----------------------------------
Edward Terino


/s/ John Mutch
-----------------------------------
John Mutch